Filed by E. I. du Pont de Nemours and Company

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: The Dow Chemical Company; E. I. du Pont de Nemours and Company

Commission File No.: 001- 00815

TALKING POINTS FOR USE BY LEADERS — GUIDANCE FOR INTERACTIONS WITH EMPLOYEES

This morning we announced the site structure for the Agriculture company we intend to create following the planned separation of DowDuPont into three independent, publicly traded companies. This represents a key milestone in our merger progress and an important step in defining the future of the independent Agriculture company we intend to create.

We ask that you make yourself available to answer questions and help them understand the rationale for this decision. We have prepared the following talking points and FAQs to assist you in these conversations.

Please note: Ed Breen will issue an all colleague memo later today. However, due to email delays please direct colleagues to Inside the Oval for immediate access to Ed’s message by 8:20 am Eastern Standard Time (U.S.).

The announcement is likely to generate significant media interest and we remind you not to respond to any media inquiries.  All media calls should be directed to Dan Turner:  daniel.a.turner@dupont.com; 302-996-8372.  If you would like to provide feedback to the employee communications team regarding colleague questions or needs, please email Patty Seif: Patricia.R.Seif@dupont.com.

Talking Points:

•                  Today we announced the US site structure for the independent Agriculture company we intend to create after our merger with Dow.

•                  The independent Agriculture company we intend to create will be a U.S.-based global leader, with the scale and breadth necessary to deliver greater value and choice for growers worldwide and compete against the largest companies in the world.

•                  Our combined, complementary capabilities will make the intended company stronger, more competitive, more resilient and better equipped to deliver growth and value than either DuPont or Dow could deliver on its own. We intend to bring a broader suite of products to the market, faster, so we can be even better partners to growers, meeting and exceeding their expectations for innovation and helping them to increase their productivity and profitability.

•                  The intended independent Agriculture company will have three primary locations:

•                  Wilmington, Delaware, will serve as the corporate headquarters for the global Agriculture business, housing our principal executive offices, which include the office of the CEO and key corporate support functions.

•                  Johnston, Iowa, and Indianapolis, Indiana, will serve as Global Business Centers, with leadership of business lines, business support functions, R&D, global supply chain, and sales and marketing capabilities in these locations.

•                  The headquarters location selection allows us to leverage our existing corporate infrastructure and expertise in Delaware — DuPont’s home for more than 200 years. Maintaining a strong presence in Iowa and Indiana will further support critical ties to our customer base and the broader Ag community.

•                  Importantly, this structure enhances our ability to retain our experienced people from DuPont Pioneer, DuPont Crop Protection, and Dow AgroSciences, and we look forward to remaining a vital employer and contributor to each of these three communities.

•                  At the same time, we specifically developed this structure to ensure the cost discipline and efficiency necessary to achieve the synergies we have committed to while establishing the strongest foundation possible for sustainable growth over the long term — which will in turn create long term opportunities for our global employee base and our local communities.

•                  This step does not change or add to our 2016 restructuring plan, which, as you know, is entirely independent of the merger. Separately, the process for determining the exact footprint and total employment levels of the future, independent Agriculture company will evolve over the next two or more years, as the integration process advances and the new public companies are stood up.

•                  The intended Agriculture company will feature DuPont in the company’s name, and the Pioneer brand, recognized by customers around the world, will continue to play a central role in the brand architecture of the combined company. A corporate naming and branding process for the intended new company is currently underway.

•                  Today’s announcement brings more clarity to our ongoing integration planning. Along with the decision to identify Wilmington as our Ag company headquarters, we’re also re-affirming that Wilmington will be the headquarters for our intended Specialty Products company, and the intended Material Science company will be headquartered in Midland, Michigan.

•                  The senior leadership team and I will continue to give you regular updates on our plan and progress. In the meantime, we can succeed together by continuing to adhere to our Core Values and maintaining a sharp focus on our customers as we deliver the innovative solutions and quality they expect from DuPont.

FREQUENTLY ASKED QUESTIONS

1.              What businesses from DuPont and Dow, respectively, will comprise the Ag company?

•                  The intended Ag company is expected to consist of the DuPont Pioneer, DuPont Crop Protection, and Dow AgroSciences businesses.

2.              Will the seed business be located in Iowa and the crop protection business in Indiana?

•                  It is premature to discuss specific business structure, as it will be an important focus area of the integration process that we are undertaking together with Dow; but we are confident we have designed a strong U.S. site structure for the leading global Ag company we intend to create.

•                  Creates an efficient, effective structure that leverages existing corporate infrastructure and expertise in Delaware while maintaining a strong presence in Iowa and Indiana to enable the critical close ties and connections to our customer base and the broader Ag community.

•                  Enables the intended company to consolidate DuPont and Dow’s complete Agriculture capabilities across seed and crop protection in three primary locations, which is integral to achieving the planned synergies.

•                  Establishes the strongest foundation possible for sustainable growth over the long term.

3.              How will this structure benefit customers?

•                  With greater scale, broader offerings and a strong innovation engine, the intended independent Ag company will deliver greater value and choice for growers worldwide.

•                  Focused on meeting and exceeding grower expectations for innovation in crop technology and agricultural services by bringing a broader suite of products to the market, faster, to increase grower productivity and profitability.

•                  Combined strengths in science and R&D, plus global market access, enables greater opportunity for innovative new solutions in both seed and crop protection.

4.              How will this decision affect R&D in the Ag business?

•                  R&D will continue to be one of the primary drivers of growth for DowDuPont and the intended independent companies. It’s a business that relies on scientific innovation.

•                  Intended Ag company is expected to have a focused portfolio, strong balance sheet and ability to direct resources where they can be most productive — positioning it to successfully compete in the global marketplace, grow, and re-invest in R&D.

•                  With greater scale, broader offerings and a strong innovation engine, the intended independent Ag company will deliver greater value and choice for growers worldwide.

5.              What does this mean for jobs in each location?

•                  This step does not change or add to the 2016 restructuring we implemented in December, which is entirely independent of the merger. Separately, the process for determining the exact footprint and total employment levels of the intended independent Agriculture company will evolve over the next two or more years, as the integration process advances and the new public company is stood up.

•                  We believe this site structure will enable the intended company to establish the strongest foundation possible for sustainable growth over the long term — which will in turn create long term opportunities for our global employee base and our local communities.

6.              What will happen to DuPont Crop Protection, which is currently based in Delaware? If Wilmington is focused on Corporate Headquarters, does that mean crop protection operations will move to one of the Global Business Centers?

•                  Nothing changes right now. This will be part of the integration process that we are undertaking over the next several months.

•                  The process for determining the exact footprint of the intended independent Agriculture company will evolve over the next two or more years, as the integration process advances and the new public company is stood up.

•                  We believe this site structure will enable the intended company to establish the strongest foundation possible for sustainable growth over the long term — which will in turn create long term opportunities for our global employee base and our local communities.

7.              How many employees will be part of the intended Ag company? How many people will be located in the Corporate Headquarters location and the Global Business Centers, respectively?

•                  This decision creates an efficient, effective structure that takes full advantage of the unique expertise and resources that exist in each location, enabling us to deliver the long-term opportunity for the leading global Agriculture company we intend to create.

•                  The process for determining the exact footprint and total employment levels of the intended independent Agriculture company will evolve over the next two or more years, as the integration process advances and the new public company is stood up.

8.              In what building will the Ag headquarters be located? Will employees stay at Chestnut Run Plaza or another existing building?

•                  Site structure decision is one of the first steps in our process to establish the leading global Ag company we intend to create.

•                  Over the coming months, we will be working closely with Dow on the integration planning.

•                  There are more decisions that need to be made moving forward, within the relevant regulatory boundaries, to stand up the intended Ag company — and we are committed to approaching each decision with the same level of care and analysis.

9.              What does this mean for Ag employees in locations outside of the U.S.?

•                  Site structure decision is one of the first steps in our process to establish the leading global Ag company we intend to create.

•                  Over the coming months, we will be working closely with Dow on the integration planning.

•                  There are more decisions that need to be made moving forward, within the relevant regulatory boundaries, to stand up the intended Ag company — and we are committed to approaching each decision with the same level of care and analysis.

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, The Dow Chemical Company (“Dow”) and E. I. du Pont de Nemours and Company (“DuPont”) will cause DowDuPont Inc. (f/k/a Diamond-Orion HoldCo, Inc.) (“DowDuPont”), to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Dow and DuPont and that also will constitute a prospectus of DowDuPont.  Dow, DuPont and DowDuPont may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document which Dow, DuPont or DowDuPont may file with the SEC. INVESTORS AND SECURITY HOLDERS OF DOW AND DUPONT ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Dow, DuPont and DowDuPont through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of Dow or DuPont at the following:

Dow	DuPont

2030 Dow Center	974 Centre Road
Midland, MI 48674	Wilmington, DE 19805
Attention: Investor Relations	Attention: Investor Relations:
1-989-636-1463	1-302-774-4994

Participants in the Solicitation

Dow, DuPont, DowDuPont and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding Dow’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Dow’s Form 10-K for the year ended December 31, 2015 and its proxy statement filed on March 27, 2015, which are filed with the SEC.  Information regarding DuPont’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in DuPont’s Form 10-K for the year ended December 31, 2015 and its proxy statement filed on March 23, 2015, which are filed with the SEC.  A more complete description will be available in the registration statement on Form S-4 and the joint proxy statement/prospectus.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Notes on Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements, including the failure to consummate the proposed transaction or to make or take any filing or other action required to consummate such transaction on a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to, (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the new combined company’s operations and other conditions to the completion of the merger, (ii) the ability of Dow and DuPont to integrate the business successfully and to achieve anticipated synergies, risks and costs and pursuit and/or implementation of the potential separations, including anticipated timing, any changes to the configuration of businesses included in the potential separation if implemented, (iii) the intended separation of the agriculture, material science and specialty products businesses of the combined company post-mergers in one or more tax efficient transactions on anticipated terms and timing, including a number of conditions which could delay, prevent or otherwise adversely affect the proposed transactions, including possible issues or delays in obtaining required regulatory approvals or clearances, disruptions in the financial markets or other potential barriers, (iv) potential litigation relating to the proposed transaction that could be instituted against Dow, DuPont or their respective directors, (v) the risk that disruptions from the proposed transaction will harm Dow’s or DuPont’s business, including current plans and operations, (vi) the ability of Dow or DuPont to retain and hire key personnel, (vii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger, (viii) uncertainty as to the long-term value of DowDuPont common stock, (ix) continued availability of capital and financing and rating agency actions, (x) legislative, regulatory and economic developments, (xi) potential business uncertainty, including changes to existing business relationships, during the pendency of the merger that could affect Dow’s and/or DuPont’s financial performance, (xii) certain restrictions during the pendency of the merger that may impact Dow’s or DuPont’s ability to pursue certain business opportunities or strategic transactions and (xiii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed merger. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Dow’s or DuPont’s consolidated financial condition, results of operations, credit rating or liquidity. Neither Dow nor DuPont assumes any obligation to publicly provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

# # #